Exhibit 99.2
FOR IMMEDIATE RELEASE
Sompo to Acquire Aspen for $3.5 Billion
All outstanding Class A ordinary shares of Aspen to be redeemed for cash and delisted from NYSE; Aspen preference shares to remain outstanding
Further diversifies Sompo’s portfolio geographically in high-growth international markets
Strengthens underwriting expertise and presence in core specialty insurance and reinsurance lines
Provides access to significant fee-based income through leading capital markets platform
Transaction expected to be immediately accretive to ROE post-closing
TOKYO, Japan and HAMILTON, Bermuda – August 27, 2025 – Sompo Holdings, Inc. (“Sompo” or the “Company”) (Stock Code: 8630, TSE Prime Market) announced today that a wholly owned subsidiary of Sompo International Holdings Ltd. (“SIH”), has entered into a definitive merger agreement pursuant to which it will acquire 100% of the issued Class A ordinary shares of Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) for $37.50 per share in cash. This represents aggregate consideration of approximately $3.5 billion. Aspen brings a leading specialty insurance and reinsurance franchise with more than $4.6 billion in annual gross written premiums centered around specialty product lines and bespoke solutions.
Mikio Okumura, Sompo Group CEO, said, “In pursuit of realizing Sompo’s Purpose, we have been striving to enhance further resilience and to promote ‘Connect and Be Connected.’ To accelerate capital circulation management and collaboration across the Sompo Group, we established Sompo P&C and appointed James Shea as its CEO. This transaction is an excellent example of those initiatives in action.
“I would like to express my sincere appreciation for the successful realization of this transaction, made possible through the full utilization of the diverse capabilities and market intelligence of the SIH executive team, Jim’s leadership, and the close collaboration with Sompo Holdings.”
James Shea, CEO of Sompo P&C, said “Strategic acquisitions have been a key part of our growth plan to build a robust and diversified global P&C platform, and Aspen represents an excellent opportunity at the right time in the market cycle. We look forward to welcoming the team from Aspen as we bring our organizations together, recognizing that the property/casualty market continues to value platforms that can underwrite and manage capital and risk at scale – and with exceptional skill.”
Mark Cloutier, Aspen Group Executive Chairman and Group CEO, said, “Sompo is a highly regarded brand and through this process it has become clear that they represent a long-term owner for Aspen that respects our business and shares our values and ethos. This transaction represents an excellent outcome for Aspen and our shareholders, while Sompo’s scale and capital strength will create significant opportunities for our customers, trading partners and colleagues. The significant 35.6% premium to our unaffected share price reflects the quality Sompo sees in our team, the depth of the Group’s distribution relationships and the strength of the franchise that we have built across insurance, reinsurance and Aspen Capital Markets. We look forward to sharing more details as we work towards completion, while maintaining our focus on continuing to deliver great service and products for our customers.”

Key Transaction Benefits
Enhancing portfolio diversification and global scale: Sompo has spent the past several years expanding its P&C business geographically outside the domestic Japanese market to better navigate a dynamic market landscape. Aspen brings deep underwriting expertise across complex specialty lines – such as cyber, credit and political risk, inland marine, U.K. property & construction and U.S. management liability – with long-standing broker relationships.
Furthermore, Aspen has expertise in a variety of global reinsurance lines including casualty reinsurance, property catastrophe reinsurance, other property reinsurance, and specialty reinsurance, while its top-tier Lloyd’s syndicate provides access to complex risks and reinsurance licensing across untapped markets in the Americas, the U.K., Europe, and Asia Pacific. Sompo intends to integrate Aspen’s business with its overseas insurance business to pursue further expansion opportunities together across developed markets.
Expanding revenue streams and capital management options: Aspen provides meaningful exposure to the alternative reinsurance market through its Aspen Capital Markets (“ACM”) platform. ACM sources capital from third-party investors who Aspen earns underwriting, management and performance fees from primarily through the placement and management of collateralized quota share sidecar vehicles. ACM brings a highly differentiated product offering, with more than $2 billion in assets under management and 80% of fee income in 2024 generated from non-catastrophe, long-tail lines of business. This platform is expected to significantly enhance Sompo’s approach to capital optimization, providing greater flexibility to manage its risk exposure and reduce earnings volatility.
Strengthening Sompo’s financial profile: Sompo is executing a strategic plan focused on achieving adjusted consolidated ROE of 13-15% and adjusted EPS growth of above 12% in FY2026. Aspen has taken significant action over the past few years to streamline its portfolio, reduce volatility, and drive financial performance. Further Aspen has enhanced the resilience of its balance sheet through a loss portfolio transfer and adverse development cover for the 2019 and prior accident years.
As a result of these steps, Aspen is expected to be immediately accretive to ROE and make a significant contribution to the Sompo Group. For the twelve months ended December 31, 2024, Aspen delivered a combined ratio of 87.9% and operating return on average equity of 19.4%. Sompo has identified significant cost and capital synergies as a result of this transaction.
Transaction Details
Under the terms of the merger agreement, each issued Class A ordinary share of Aspen will be converted into the right to receive $37.50 in cash at closing. This consideration represents a 35.6% premium to the unaffected share price of $27.66 on August 19, 2025, as well as a 24.6% premium over Aspen’s unaffected 30-day volume-weighted average price as of August 19, 2025, the last full trading day prior to speculation about the transaction.
Immediately following the closing, each series of preference shares of Aspen will remain outstanding and the relative rights, terms and conditions will remain unchanged. Sompo and Aspen may from time to time seek to redeem or repurchase and/or delist the preferred shares or associated depositary shares.
The transaction has been unanimously approved by both companies' Boards of Directors and is expected to close in the first half of 2026. The transaction is subject to certain customary closing conditions for a transaction of this type, including the receipt of antitrust and insurance regulatory approvals, consents and expiration of applicable waiting periods.
Following the execution of the merger agreement, shareholders representing more than a majority of the issued common shares of the Company delivered a shareholder written consent adopting and approving the merger agreement.
Advisors
Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Sompo. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Sompo. Kekst CNC is serving as strategic communications counsel to Sompo.
Goldman Sachs & Co. LLC is serving as lead financial advisor to Aspen. Insurance Advisory Partners LLC is also serving as financial advisor to Aspen. Sidley Austin LLP is serving as legal advisor to Aspen.
About Sompo Group
Building on over 135 years of innovation, Sompo Group is a leading integrated insurance and financial services group committed to delivering health, wellbeing and financial protection to businesses and individuals worldwide. Sompo Group comprises Sompo Holdings Inc. (Sompo Holdings) and its subsidiaries, providing solutions in property and casualty insurance globally, and wellbeing through life insurance and nursing care businesses in Japan.
The Sompo Group has excellent financial strength as evidenced by its credit ratings, including Sompo Japan’s A+/A1 rating, Sompo Himawari Life Insurance’s A+ and Sompo International Holdings Ltd.’s A+ (Superior) from A.M. Best (XV size category) and A+ (Strong) from Standard & Poor’s. Shares of Sompo Holdings are listed on the Tokyo Stock Exchange (8630.T).
To learn more please follow us on LinkedIn or visit Sompo-hd.com.
About Aspen
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co
Forward-Looking Statements
Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, and related oral statements Sompo or Aspen may make, are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. For example, (a) the parties ability to consummate the transactions contemplated by the merger agreement (the “Transactions”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, including the Written Shareholder Resolution or the satisfaction of other closing conditions to consummate the Transactions; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or any unanticipated difficulties or expenditures relating to the Transactions; (c) risks related to diverting the attention of Aspen’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transactions; (e)

significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transactions, including resulting expense or delay; (g) risks related to future opportunities and plans for Aspen, including the uncertainty of expected future financial performance and results of Aspen following completion of the Transactions; (h) disruption of currents plans and operations caused by the announcement of the Transactions, making it more difficult to conduct business as usual or maintain relationships with current or future service providers, customers, employees or vendors, financing sources and governmental authorities; (i) effects relating to the announcement of the Transactions or any further announcements or the consummation of the Transaction on the market price of Aspen’s shares and, if the Transactions are not completed, and Aspen continues as a publicly-traded company, risks that the announcement of the Transactions and the dedication of substantial resources of Aspen to the completion of the Transactions could have an impact on its business, strategic relationships, operating results and activities in general; and (j) other risks and uncertainties affecting Sompo, Aspen and more, as well as management’s response to any of the aforementioned factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in the Registration Statements and other documents of Sompo and Aspen on file with the U.S. Securities and Exchange Commission (the “SEC”). Neither Sompo nor Aspen undertakes any obligation to update, correct or otherwise revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to Sompo or Aspen and/or any person acting on behalf of either of them are expressly qualified in their entirety by this paragraph. The information contained on any websites referenced in this press release is not incorporated by reference into this press release.
Additional Information about the Transaction
Aspen will furnish to the SEC a current report on Form 6-K regarding the transaction, which will include as an exhibit thereto the merger agreement. All parties desiring details regarding the transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).
In connection with the transaction, Aspen will also prepare and mail to its shareholders an information statement that will include a copy of the merger agreement. Shareholders are urged to read carefully and in the entirety the Form 6-K, information statement and any other materials filed with the SEC or distributed to Aspen shareholders when they become available as they will contain important information about the transaction, the parties and related matters. Shareholders also will be able to obtain these documents, as well as other filings containing information about the transaction, the parties and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any information statement or other materials that may be filed with or furnished to the SEC in connection with the transaction.
Contacts
Sompo Contacts
Shu Nakamura
Manager, Japan Media Relations, Sompo Holdings
E: 10_sompopr@sompo-japan.co.jp
Robyn Fonde
VP, Corporate Communications & Media Relations, Sompo
M: +1 914 426 0241
E: rfonde@sompo-intl.com
Ruth Pachman / Nick Capuano
Kekst CNC
ruth.pachman@kekstcnc.com / nicholas.capuano@kekstcnc.com
Aspen Contacts
Mariza Costa
Head of Investor Relations
Mariza.Costa@Aspen.co
+1 201 539 2668
Jo Scott
Group Head of Marketing & Communications
Jo.Scott@Aspen.co
+44 7843 060406
Tom Blackwell
Managing Director, Strategic Communications
FTI Consulting
+ 44 20 3727 1051 T | + 44 7747 113 919
tom.blackwell@fticonsulting.com